Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

October 13, 2020

VIA EDGAR TRANSMISSION

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Advisors Series Trust (the “Trust”)
    Securities Act Registration No: 333-17391
    Investment Company Act Registration No: 811-07959
    First Sentier American Listed Infrastructure Fund (S000069943)

Dear Mr. Orlic:

This correspondence is being filed in response to your oral comments and suggestions of October 6, 2020, to the Trust’s Post-Effective Amendment (“PEA”) No. 979 to its registration statement. PEA No. 979 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on August 14, 2020, for the purpose of registering a new series to the Trust: First Sentier American Listed Infrastructure Fund (the “Fund”).

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus Comments

1.Staff Comment: In the Prospectus, page 1 footnote to the Fees and Expenses table, please add “at the time such amounts were waived or at the time of recoupment” to the end of the last sentence.

Response: The Trust responds by revising the footnote to read as follows:

a.First Sentier Investors (US) LLC (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and/or pay Fund expenses including shareholder servicing plan fees (excluding acquired fund fees and expenses (“AFFE”), taxes, interest expense, dividends on securities sold short, extraordinary expenses, Rule 12b-1 fees and any other class-specific expenses) in order to limit the Total Annual Fund Operating Expenses to 0.75% of average daily net assets of the Fund’s shares (the “Expense Cap”). The Expense Cap will remain in effect through October 30, 2021, and may be terminated only by the Fund’s Board of Trustees (the “Board”). The Adviser may request recoupment of previously waived paid expenses from the Fund for 36 months from the date they were waived or paid, subject to the Expense Cap at the time such amounts were waived or at the time of recoupment, whichever is lower.

1.Staff Comment: In the Prospectus, the Staff observes on page 3 that the Fund will be non-diversified. Accordingly, please add a corresponding “non-diversification risk” factor.

Response: The Trust responds by adding the following “Non-Diversification Risk” disclosure to each of the Principal Investment Risks sections of the Prospectus:

Item 3 Disclosure
Non-Diversification Risk. To the extent that the Fund invests its assets in fewer securities, the Fund is subject to a greater risk of loss if any of those securities become permanently impaired than a fund that invests more widely.

Item 9 Disclosure
Non-Diversification Risk. The Fund intends to invest in a limited number of securities. Accordingly, the Fund may have more volatility and is considered to have more risk than a fund that invests in a greater number of securities because changes in the value of a single security may have a more significant effect, either negative or positive, on the Fund’s NAV. To the extent that the Fund invests in assets in fewer securities, the Fund is subject to a greater risk of loss if any of those securities become permanently impaired than a fund that invests more widely.

Because the Fund is considered to be “non-diversified” under the 1940 Act, it may also have a greater percentage of its assets invested in any single company or any single industry than a diversified fund, exposing the Fund to risks particular to such a company or industry. Additionally, the NAV of a non-diversified fund generally is more volatile. Lack of broad diversification also may cause the Fund to be more susceptible to economic, political, regulatory, liquidity or other events than a diversified fund.

1.Staff Comment: In the Prospectus on page 6, a sentence reads, “A stapled security, which is widely used in Australia, is a security that is comprised of two parts that cannot be separated from one another, a unit of a trust and a share of a company. The Fund may also invest in initial public offerings.” Please explain what is meant by a “unit of a trust.”

Response: The Trust responds by revising the disclosure to read as follows:

“unit in a trust related to the company”

The Trust further explains that a stapled security is a type of financial instrument It consists of two or more securities that are contractually bound to form a single saleable unit; they cannot be bought or sold separately. Stapled securities have especially been used in Australia; stapling is relatively uncommon in the rest of the world.

The two parts of the saleable unit are usually (a) a share in a company and (b) a unit in a trust related to the company. For example, a company that manages a trust may have units of the trust attached (stapled) to the shares of the company. The company may be responsible for managing the fund and development opportunities, and may charge the trust a fee. The trust, in turn, is the legal owner of the property assets.

For example, a unit of shares in a company can be bound to unit of an investment trust and they must be purchased and sold together. The investment trust will own the assets and the company will manage the assets.

1.Staff Comment: In the Prospectus on page 6, please state that the Fund’s investment objective can be changed without shareholder approval.

Response: The Trust responds by adding the following disclosure to page 6 as follows:

Investment Objective
The Fund’s investment objective may be changed without shareholder approval upon 60 days’ written notice to shareholders. There is no guarantee that the Fund will achieve its investment objective.

1.Staff Comment: In the Prospectus’ “Principal Investment Strategies” section, please revise the disclosure to clarify that the 20% portion of the Fund’s assets intended to be invested in foreign securities cannot be included as part of the 80% portion intended to comply with the Names’ Rule test.

Response: The Trust responds by revising the sentence to read as follows:

~~As part of the 80%, the~~ The Fund will invest up to 20% of its net assets in publicly traded securities of infrastructure companies whose primary operations or principal trading market is in a foreign market, and that are not subject to the requirements of the U.S. securities laws, markets and accounting requirements, i.e., foreign securities.

* * * *

If you have any questions regarding the enclosed, please do not hesitate to contact me at (626) 914-7363.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust
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